SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2015

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Rating Action: Moody's downgrades Eletrobrás' USD 1,750 million bond to Ba2; outlook negative

Global Credit Research - 02 Jul 2015

Approximately USD 1,750 million of debt instruments affected

New York, July 02, 2015 -- Moody's Investor Services downgraded to Ba2 from Ba1 the rating on Centrais Elétricas Brasileiras SA (Eletrobras)' USD 1,750 million global bond that expires on October 21, 2021. At the same time, Moody's assigned a Ba2 corporate family rating to Eletrobras, withdrew its Ba1 issuer rating and lowered the company's baseline credit assessment (BCA) to b2 from b1. The outlook on all ratings has been changed to negative. This concludes the review for possible downgrade that commenced on May 21, 2015.

RATINGS RATIONALE

The primary drivers of the downgrade are the financial pressures and execution risk associated with Eletrobrás' ambitious capital expenditure program, weak internal cash generation and an expected deterioration in the company's liquidity position. More specifically, Moody's projections indicate that Eletrobrás will continue to post weak credit metrics over the next eighteen months. Financial performance as measured by funds from operations (FFO) will remain tepid and not enable the company to meaningfully decrease its high leverage, absent a major reduction in its current capital expenditure program or some sort of capital injection.

Starting in 2016, Eletrobrás will no longer be able to count on the extraordinary cash flow sources, i.e., indemnification payments, as it has done over the past two years, which is likely to put additional pressure on the company's liquidity and leverage.

The negative outlook reflects the uncertainties arising from potential energy rationing due to the current hydrological crisis should it continue well into 2016, which would lead to a further deterioration in the company's credit metrics; the failure of the company to file its 20F with the United States Securities Exchange Commission (SEC) which prompted a qualified opinion from its auditor KMPG with its 1st quarter financial results; the outcome of the investigation on potential bribery payments to the former CEO of the Eletronuclear subsidiary; delays and further potential cost overruns in connection with the company's new nuclear plant construction; and the company's need to raise additional funding on a timely and adequate basis to fund the balance of its aggressive capital expenditure program.

In accordance with Moody's methodology for Government Related Issuers, or GRIs, the Ba2 issuer rating of Eletrobrás reflects the combination of the following inputs:

- Baseline credit assessment (BCA) b2 - High-level dependence (70%) - High level of government support (71%-90%)

- The Baa2 rating of the Government of Brazil, which has a negative outlook.

What could change the rating up

In light of this rating action, an upgrade of the company's ratings is highly unlikely in the short-to-medium term.

What could change the rating down

Moody's would consider downgrading the ratings should the company's credit metrics deteriorate more than Moody's expects so that cash from operations before changes in working capital (CFO Pre WC) over debt ratio becomes lower than 5% and that interest coverage stays below 1.6x on a sustainable basis.

There would be additional pressure for a downgrade should Moody's perceive a pronounced deterioration of Eletrobrás' liquidity position, which could arise from the company's not filing the 20 F form at SEC within the granted 180-day period or having difficulties in securing timely long-term debt to meet its capital expenditure program notably for the construction of the 1.4GW nuclear power plant Angra III.

The downgrade of Brazil's sovereign rating or a negative change in our expectations regarding the government's support for the company could also trigger a downgrade rating action.

Eletrobrás' electricity generation has installed capacity of 44 GW, which is equivalent to 33% of Brazil's total generation installed capacity, including the 7 GW capacity of Itaipu. Eletrobrás' transmission lines above 230KV comprise 60,502 Km or around 48% of the country's total high voltage transmission lines. The distribution segment, largely consisting of small distribution companies in the North and Northeast portion of the country, sold 17.1 GWh or around 3% of the electricity consumed in Brazil in 2014.

Eletrobrás is also a financing vehicle with a consolidated portfolio of around BRL 15.9 billion in loans granted to a diverse range of Brazilian electricity companies, including USD 5.0 billion in loans to Itaipu. Eletrobrás is also the Federal Government's vehicle for managing the CDE (Energy Development Account), a specific fund of the Brazilian electricity industry, and certain social programs such as the "Light For All" aimed at extending electricity to the most remote regions of the country.

The principal methodology used in these ratings was Regulated Electric and Gas Utilities published in December 2013. Other methodologies used include the Government-Related Issuers published in October 2014. Please see the Credit Policy page on www.moodys.com for a copy of these methodologies.

REGULATORY DISCLOSURES

For ratings issued on a program, series or category/class of debt, this announcement provides certain regulatory disclosures in relation to each rating of a subsequently issued bond or note of the same series or category/class of debt or pursuant to a program for which the ratings are derived exclusively from existing ratings in accordance with Moody's rating practices. For ratings issued on a support provider, this announcement provides certain regulatory disclosures in relation to the rating action on the support provider and in relation to each particular rating action for securities that derive their credit ratings from the support provider's credit rating. For provisional ratings, this announcement provides certain regulatory disclosures in relation to the provisional rating assigned, and in relation to a definitive rating that may be assigned subsequent to the final issuance of the debt, in each case where the transaction structure and terms have not changed prior to the assignment of the definitive rating in a manner that would have affected the rating. For further information please see the ratings tab on the issuer/entity page for the respective issuer on www.moodys.com.

For any affected securities or rated entities receiving direct credit support from the primary entity(ies) of this rating action, and whose ratings may change as a result of this rating action, the associated regulatory disclosures will be those of the guarantor entity. Exceptions to this approach exist for the following disclosures, if applicable to jurisdiction: Ancillary Services, Disclosure to rated entity, Disclosure from rated entity.

The following information supplements Disclosure 10 ("Information Relating to Conflicts of Interest as required by Paragraph (a)(1)(ii)(J) of SEC Rule 17g-7") in the regulatory disclosures made at the ratings tab on the issuer/entity page on www.moodys.com for each credit rating:

Moody's was not paid for services other than determining a credit rating in the most recently ended fiscal year by the person that paid Moody's to determine this credit rating.

Regulatory disclosures contained in this press release apply to the credit rating and, if applicable, the related rating outlook or rating review.

Please see www.moodys.com for any updates on changes to the lead rating analyst and to the Moody's legal entity that has issued the rating.

Please see the ratings tab on the issuer/entity page on www.moodys.com for additional regulatory disclosures for each credit rating.

Jose Soares
VP - Senior Credit Officer
Infrastructure Finance Group
Moody's America Latina Ltda.
Avenida Nacoes Unidas, 12.551
16th Floor, Room 1601

Sao Paulo, SP 04578-903
Brazil
JOURNALISTS: 800-891-2518
SUBSCRIBERS: 55-11-3043-7300

William L. Hess
MD - Utilities
Infrastructure Finance Group
JOURNALISTS: 212-553-0376
SUBSCRIBERS: 212-553-1653

Releasing Office:
Moody's Investors Service, Inc.
250 Greenwich Street
New York, NY 10007
U.S.A.
JOURNALISTS: 212-553-0376
SUBSCRIBERS: 212-553-1653

© 2015 Moody’s Corporation, Moody’s Investors Service, Inc., Moody’s Analytics, Inc. and/or their licensors and affiliates (collectively, “MOODY’S”). All rights reserved.

CREDIT RATINGS ISSUED BY MOODY'S INVESTORS SERVICE, INC. AND ITS RATINGS AFFILIATES (“MIS”) ARE MOODY’S CURRENT OPINIONS OF THE RELATIVE FUTURE CREDIT RISK OF ENTITIES, CREDIT COMMITMENTS, OR DEBT OR DEBT-LIKE SECURITIES, AND CREDIT RATINGS AND RESEARCH PUBLICATIONS PUBLISHED BY MOODY’S (“MOODY’S PUBLICATIONS”) MAY INCLUDE MOODY’S CURRENT OPINIONS OF THE RELATIVE FUTURE CREDIT RISK OF ENTITIES, CREDIT COMMITMENTS, OR DEBT OR DEBT-LIKE SECURITIES. MOODY’S DEFINES CREDIT RISK AS THE RISK THAT AN ENTITY MAY NOT MEET ITS CONTRACTUAL, FINANCIAL OBLIGATIONS AS THEY COME DUE AND ANY ESTIMATED FINANCIAL LOSS IN THE EVENT OF DEFAULT. CREDIT RATINGS DO NOT ADDRESS ANY OTHER RISK, INCLUDING BUT NOT LIMITED TO: LIQUIDITY RISK, MARKET VALUE RISK, OR PRICE VOLATILITY. CREDIT RATINGS AND MOODY’S OPINIONS INCLUDED IN MOODY’S PUBLICATIONS ARE NOT STATEMENTS OF CURRENT OR HISTORICAL FACT. MOODY’S PUBLICATIONS MAY ALSO INCLUDE QUANTITATIVE MODEL-BASED ESTIMATES OF CREDIT RISK AND RELATED OPINIONS OR

COMMENTARY PUBLISHED BY MOODY’S ANALYTICS, INC. CREDIT RATINGS AND MOODY’S PUBLICATIONS DO NOT CONSTITUTE OR PROVIDE INVESTMENT OR FINANCIAL ADVICE, AND CREDIT RATINGS AND MOODY’S PUBLICATIONS ARE NOT AND DO NOT PROVIDE RECOMMENDATIONS TO PURCHASE, SELL, OR HOLD PARTICULAR SECURITIES. NEITHER CREDIT RATINGS NOR MOODY’S PUBLICATIONS COMMENT ON THE SUITABILITY OF AN INVESTMENT FOR ANY PARTICULAR INVESTOR. MOODY’S ISSUES ITS CREDIT RATINGS AND PUBLISHES MOODY’S PUBLICATIONS WITH THE EXPECTATION AND UNDERSTANDING THAT EACH INVESTOR WILL, WITH DUE CARE, MAKE ITS OWN STUDY AND EVALUATION OF EACH SECURITY THAT IS UNDER CONSIDERATION FOR PURCHASE, HOLDING, OR SALE.

MOODY’S CREDIT RATINGS AND MOODY’S PUBLICATIONS ARE NOT INTENDED FOR USE BY RETAIL INVESTORS AND IT WOULD BE RECKLESS FOR RETAIL INVESTORS TO CONSIDER MOODY’S CREDIT RATINGS OR MOODY’S PUBLICATIONS IN MAKING ANY INVESTMENT DECISION. IF IN DOUBT YOU SHOULD CONTACT YOUR FINANCIAL OR OTHER PROFESSIONAL ADVISER.

ALL INFORMATION CONTAINED HEREIN IS PROTECTED BY LAW, INCLUDING BUT NOT LIMITED TO, COPYRIGHT LAW, AND NONE OF SUCH INFORMATION MAY BE COPIED OR OTHERWISE REPRODUCED, REPACKAGED, FURTHER TRANSMITTED, TRANSFERRED, DISSEMINATED, REDISTRIBUTED OR RESOLD, OR STORED FOR SUBSEQUENT USE FOR ANY SUCH PURPOSE, IN WHOLE OR IN PART, IN ANY FORM OR MANNER OR BY ANY MEANS WHATSOEVER, BY ANY PERSON WITHOUT MOODY’S PRIOR WRITTEN CONSENT.

All information contained herein is obtained by MOODY’S from sources believed by it to be accurate and reliable.

Because of the possibility of human or mechanical error as well as other factors, however, all information contained herein is provided “AS IS” without warranty of any kind. MOODY'S adopts all necessary measures so that the information it uses in assigning a credit rating is of sufficient quality and from sources MOODY'S considers to be reliable including, when appropriate, independent third-party sources. However, MOODY’S is not an auditor and cannot in every instance independently verify or validate information received in the rating process or in preparing the Moody’s Publications.

To the extent permitted by law, MOODY’S and its directors, officers, employees, agents, representatives, licensors and suppliers disclaim liability to any person or entity for any indirect, special, consequential, or incidental losses or damages whatsoever arising from or in connection with the information contained herein or the use of or inability to use any such information, even if MOODY’S or any of its directors, officers, employees, agents, representatives, licensors or suppliers is advised in advance of the possibility of such losses or damages, including but not limited to: (a) any loss of present or prospective profits or (b) any loss or damage arising where the relevant financial instrument is not the subject of a particular credit rating assigned by MOODY’S.

To the extent permitted by law, MOODY’S and its directors, officers, employees, agents, representatives, licensors and suppliers disclaim liability for any direct or compensatory losses or damages caused to any person or entity, including but not limited to by any negligence (but excluding fraud, willful misconduct or any other type of liability that, for the avoidance of doubt, by law cannot be excluded) on the part of, or any contingency within or beyond the control of, MOODY’S or any of its directors, officers, employees, agents, representatives, licensors or suppliers, arising from or in connection with the information contained herein or the use of or inability to use any such information.

NO WARRANTY, EXPRESS OR IMPLIED, AS TO THE ACCURACY, TIMELINESS, COMPLETENESS, MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OF ANY SUCH RATING OR OTHER OPINION OR INFORMATION IS GIVEN OR MADE BY MOODY’S IN ANY FORM OR MANNER WHATSOEVER.

Moody’s Investors Service, Inc., a wholly-owned credit rating agency subsidiary of Moody’s Corporation (“MCO”), hereby discloses that most issuers of debt securities (including corporate and municipal bonds, debentures, notes and commercial paper) and preferred stock rated by Moody’s Investors Service, Inc. have, prior to assignment of any rating, agreed to pay to Moody’s Investors Service, Inc. for appraisal and rating services rendered by it fees ranging from $1,500 to approximately $2,500,000. MCO and MIS also maintain policies and procedures to address the independence of MIS’s ratings and rating processes. Information regarding certain affiliations that may exist between directors of MCO and rated entities, and between entities who hold ratings from MIS and have also publicly reported to the SEC an ownership interest in MCO of more than 5%, is posted annually at www.moodys.com under the heading “Investor Relations — Corporate Governance — Director and Shareholder Affiliation Policy.”

For Australia only: Any publication into Australia of this document is pursuant to the Australian Financial Services License of MOODY’S affiliate, Moody’s Investors Service Pty Limited ABN 61 003 399 657AFSL 336969 and/or Moody’s Analytics Australia Pty Ltd ABN 94 105 136 972 AFSL 383569 (as applicable). This document is intended to be provided only to “wholesale clients” within the meaning of section 761G of the Corporations Act 2001. By continuing to access this document from within Australia, you represent to MOODY’S that you are, or are accessing the document as a representative of, a “wholesale client” and that neither you nor the entity you represent will directly or indirectly disseminate this document or its contents to “retail clients” within the meaning of section 761G of the Corporations Act 2001. MOODY’S credit rating is an opinion as to the creditworthiness of a debt obligation of the issuer, not on the equity securities of the issuer or any form of security that is available to retail clients. It would be dangerous for “retail clients” to make any investment decision based on MOODY’S credit rating. If in doubt you should contact your financial or other professional adviser.

For Japan only: MOODY'S Japan K.K. (“MJKK”) is a wholly-owned credit rating agency subsidiary of MOODY'S Group Japan G.K., which is wholly-owned by Moody’s Overseas Holdings Inc., a wholly-owned subsidiary of MCO. Moody’s SF Japan K.K. (“MSFJ”) is a wholly-owned credit rating agency subsidiary of MJKK. MSFJ is not a Nationally Recognized Statistical Rating Organization (“NRSRO”). Therefore, credit ratings assigned by MSFJ are Non-NRSRO Credit Ratings. Non-NRSRO Credit Ratings are assigned by an entity that is not a NRSRO and, consequently, the rated obligation will not qualify for certain types of treatment under U.S. laws. MJKK and MSFJ are credit rating agencies registered with the Japan Financial Services Agency and their registration numbers are FSA Commissioner (Ratings) No. 2 and 3 respectively.

MJKK or MSFJ (as applicable) hereby disclose that most issuers of debt securities (including corporate and municipal bonds, debentures, notes and commercial paper) and preferred stock rated by MJKK or MSFJ (as applicable) have, prior to assignment of any rating, agreed to pay to MJKK or MSFJ (as applicable) for appraisal and rating services rendered by it fees ranging from JPY200,000 to approximately JPY350,000,000.

MJKK and MSFJ also maintain policies and procedures to address Japanese regulatory requirements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 10, 2015
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.